Exhibit 99.9

Singapore : TotalEnergies Acquires the Largest
Electric Vehicle Charge Points Network

Paris / Singapore, July 28 2021 – TotalEnergies has signed with Bolloré Group for the acquisition of ‘Blue Charge’. Upon the approval of the relevant authorities, TotalEnergies will manage and operate the largest electric vehicle charging network in Singapore, with more than 1,500 charge points installed in the city-state.

This urban charging network represents around 85% of the charge points currently under operation in Singapore, accessible to electric vehicles’ owners as well as to the carsharing solution BlueSG.

This network has been developed with the Land Transport Authority of Singapore (LTA) and with other partners from both public and private sectors. Local growth perspectives for electric mobility are powered by the ambition of Singapore to massively develop the charging infrastructure as part of its Green Plan 2030, which includes a target to reach 60,000 charge points by the end of the decade.

“With this acquisition, TotalEnergies is pursuing its transformation and adds a new name on the list of global cities, such as Paris, Amsterdam, London and Brussels, where the Company is already developing its EV charge points installing and operating activities. We are committed to provide the customer experience and services in line with our future users’ expectations.” declared Alexis Vovk, President Marketing & Services at TotalEnergies. “This urban charging network is also a key initiative for TotalEnergies in Asia-Pacific, a region where the development of electric mobility is a major challenge, deeply linked to the energy transition. We will do our intended best to make it a showcase of our expertise in this field.”

Commenting on the announcement, Ting Wee Liang, President of TotalEnergies Asia Pacific & Middle East - Marketing & Services, based in Singapore, added: “TotalEnergies is excited to enter the Singapore market to contribute towards the development of cleaner and reliable mobility solutions in the country. Today’s announcement also signals our ambition to actively participate in the Singapore Green Plan, to forge key partnerships and to accelerate developments in the region, using Singapore as a strategic launchpad.”

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About TotalEnergies in Singapore

Present in Singapore for almost 40 years with around 600 staff, TotalEnergies has activities ranging from regional headquarters, manufacturing, and research & development. Business divisions represented include Exploration & Production, Gas Renewables & Power, Marketing & Services (including the Company’s largest lubricants plant and the global headquarters of TotalEnergies Marine Fuels, located in Singapore) and Trading & Shipping. Singapore also houses a Research & Development centre of Hutchinson and Saft batteries’ activities.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.